CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 9/2005

Gothenburg 23 May, 2005

Castellum acquires for SEKm 233 and sells for SEKm 81

Castellum has through wholly owned subsidiaries acquired 14 properties for SEKm 233 and sold four properties for SEKm 81.

In the area Tunbytorp in Västerås, 13 commercial properties with a total area of 45,500 sq.m. have been acquired for SEKm 212. The real estate portfolio consists of office and retail premises as well as warehouse and industrial premises. In principal all premises are fully let and the time of taking possession will be in June.

In Kungsbacka, a commercial property of 4,000 sq.m. has been acquired and taken into possession, for SEKm 21. The property, which at the time of possession was vacant, is situated in the area Hede were the company already owns a number of properties.

In Helsingborg, three residential properties with a total area of 5,200 sq.m. have been sold to new tenant owners' associations which will take over possession on June 1, 2005. The total sales price of SEKm 74 exceeded the fair value by SEKm 15 and the book value by SEKm 34, as of 31 December, 2004.

In Alvesta, a commercial property of 6,800 sq.m. has been sold. The sales price of SEKm 7 was SEKm 2 below fair value and equivalent to book value, as of 31 December, 2004. Following the sale the company has no remaining properties in Alvesta.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 19 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 10/2005

Gothenburg 13 July, 2005

Castellum invests SEKm 146 and sells for SEKm 24

Castellum has decided on new construction for SEKm 100. Further, tree properties have been acquired through wholly owned subsidiaries for SEKm 46 and five properties have been sold for SEKm 24.

In Smista Allé, Stockholm, Fastighets AB Brostaden is about to build a full-service facility with a lettable area of 6,500 sq.m. for approx. SEKm 100. A ten year lease contract has been signed with Thituson Bil AB and the building will be used for selling and service of Mercedes Benz, Chrysler and Jeep. Time for moving in is planned to the turn of the half-year 2006.

Harry Sjögren AB has acquired an office property of 4,700 sq.m. lettable area for SEKm 36. The property also holds an unutilized building permission of approx. 4,000 sq.m. At the time of taking possession, on August 31, the property will be unlet. The property is located in Åbro in Mölndal were the company already owns a significant number of properties.

Fastighets AB Corallen has acquired and taken possession of two industrial properties with a total lettable area of 3,200 sq.m. for SEKm 10. The properties are located in Norregård industrial estate in Värnamo where the company already owns one property in the same block. Further, Corallen has sold two properties of undeveloped land in Gnosjö for SEKm 1.

In Helsingborg, Fastighets AB Briggen has sold and given up possession of a residential property of 900 sq.m. to a new tenant owners' association. The sales price of SEKm 11 exceeded the fair value by SEKm 3.

Eklandia Fastighets AB has sold a warehouse and industrial property of 1,500 sq.m. in Kungälv. The sales price of SEKm 8 was equivalent to fair value and possession will be given up in the middle of August.

Aspholmen Fastigheter AB has sold and given up possession of an industrial property of 650 sq.m. in Märsta. The sales price of SEKm 4 exceeded the fair value by SEKm 1.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56